QUARTZ MOUNTAIN SUCCESSFULLY CLOSES LETTER AGREEMENT
ON THE GALAXIE AND ZNT PROJECTS IN BC
GALAXIE DRILLING UNDERWAY

December 11, 2012, Vancouver, BC – Quartz Mountain Resources Ltd. (“Quartz Mountain” or the “Company”) (TSX-V: QZM; OTC: QZMRF) is pleased to announce that the letter agreement with Amarc Resources Ltd. (“Amarc”) described in the Company’s November 7, 2012 News Release has become unconditional, binding and effective. Under the agreement, Amarc can acquire up to a 50% ownership interest in Quartz Mountain’s 100% owned Galaxie and ZNT Projects (the “Projects”) in British Columbia (“BC”) upon making a cash payment to Quartz Mountain and funding exploration expenditures in relation to the Projects.

Quartz Mountain has been active at all of its projects in 2012, carrying out geological, geochemical and geophysical surveys. Results are pending on some of these programs and will be released when compiled.

The Company also assessed historical information, re-logged core and carried out a deep Induced Polarization survey on the Gnat porphyry copper deposit at Galaxie. The Gnat assessment indicates copper mineralization in the deposit remains open to expansion. A targeted drilling program is underway.

About Quartz Mountain Resources Ltd.

Quartz Mountain Resources Ltd. is a Vancouver-based exploration company focused on making a major new deposit discovery in British Columbia. Quartz Mountain is associated with Hunter Dickinson Inc. (HDI), a diversified, global mining group with more than 25 years of mineral development success.

Mark Rebagliati, P. Eng., a Qualified Person as defined under National Instrument 43-101, has reviewed the content of this release.

For further details, please visit Quartz Mountain's website at www.quartzmountainresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

On behalf of the Board of Directors
Scott Cousens
Chairman

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although Quartz Mountain believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary regulatory approvals, permits, licenses and title and delays due to third party opposition, changes in and the effect government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information, investors should review Quartz Mountain's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.